

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

May 8, 2009

Mr. David L. Messenger
Senior Vice President and Chief Financial Officer
UDR, Inc.
1745 Shea Center Drive, Suite 200
Highlands Ranch, CO 80129

> **Re: UDR, Inc.**
> **Annual Report on Form 10-K**
> **Filed February 26, 2009**
> **File No. 001-10524**

Dear Mr. Messenger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A

Executive Compensation, page 18

1.   We note that you have included detailed information as to how the compensation committee determined the overall compensation for Messrs. Toomey, Troupe and Wallis, but that you have not included similar disclosure for your other named executive officers. Please include such information in future filings. Refer to Item 402(b)(1) of Regulation S-K.

2008 Compensation, page 21

2.   We note that a portion of each named executive officer's compensation is based on company performance as measured by seven performance variables. Please quantify the goals established by the compensation committee, including target, threshold and maximum levels. We refer you to Item 402(b)(1) of Regulation S-K. Also confirm that you will include this information in future filings.

# # # #

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Duc Dang, Attorney-Advisor, (202) 551-3386 if you have questions regarding these comments or on any related matters.

Sincerely,

Duc Dang
Attorney-Advisor